[redacted]

14045229

SEC
Mail Processing
Section

MAY 06 2014

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2013** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SETON SECURITIES GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 Apple Street, Suite 204
(No. and Street)

Tinton Falls	**New Jersey**	**07724**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane Suite 1002	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

5/8/13

OATH OR AFFIRMATION

I, **Richard Krill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SETON SECURITIES GROUP, INC**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

5/2/14

Notary Public

DOUGLAS D CHEE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APR. 27, 2015
I.D.# 2396026

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2013

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Contents

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Members of
Seton Securities Group, Inc.
Tinton Falls, New Jersey

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Seton Securities Group, Inc., (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Seton Securities Group, Inc., at December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

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NEXIA INTERNATIONAL

Registered Public Company Accounting Oversight Board · AICPA
An Independently Owned And Operated Member Of Nexia International

Emphasis of Matter Regarding Restatement

As discussed in Note E to the financial statements, the 2012 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Malone Bailey, LLP

April 23, 2014

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Statement of Financial Condition
December 31, 2013

ASSETS		
Cash	$	3,336
Receivable from broker		65,473
Securities owned/held, at fair value		330,000
Property and equipment, net		15,716
Prepaid expenses and other assets		17,346
TOTAL ASSETS	$	431,871
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	53,625
Deferred revenue		183,333
TOTAL LIABILITIES		236,958
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares issued and outstanding		1,500
Paid-in Capital		3,690,297
Deficit		(3,496,884)
Total stockholders' equity		194,913
TOTAL LIABILTIES AND STOCKHOLDERS' EQUITY	$	431,871

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Seton Securities Group, Inc. (the "Company") was incorporated in New York in 1986 as Waxman Securities, Inc. During 2004 the Company changed its name to Seton Securities Group, Inc. On June 30, 2012, CHM Financial, Inc. sold its entire interest in the Company to Seton Capital Corp. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker-dealer on a fully disclosed basis. The Company holds securities for its own account.

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through clearing brokers pursuant to a clearance or customer agreement.

[2] Summary of significant accounting policies:

(a) Basis of accounting:

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

(b) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and cash equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

(d) Revenue recognition:

Commission revenue, purchases and sales of securities and related expenses are recorded in the financial statements on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Advisory revenue is recorded when earned under the respective agreements at closing, services are rendered and the amount is fixed and determinable. The Company also receives equity awards as payment for advisory fees. The Company records deferred revenue for the equity awards received and amortizes the value over the service period of the advisory agreement.

(e) Property and equipment:

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method as follows:

Furniture and fixtures	7-10 years
Computer equipment	3-5 years

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(f) Income taxes:

The results of operations for 2013 are included in the consolidated federal income tax return of Seton Capital Corp. The Company is allocated its share of its respective parent's federal income tax accrual or benefit in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from the parent. Separate state tax returns are filed for the Company and the parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(g) Fair value of investments:

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities classified within Level 1 which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

Securities classified within Level 2 include warrants which are valued using observable market inputs.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(g) Fair value of investments: (continued)

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - RECEIVABLE FROM BROKER

The clearing and depository operations for the Company's securities transactions are primarily provided by COR Clearing, LLC, which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with COR Clearing, LLC, the Company is required to maintain a clearing deposit of $50,000, which is included on the statement of financial condition as receivable from broker.

Pursuant to a clearing agreement, all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of FINRA. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

NOTE C - FAIR VALUE OF INVESTMENTS

The following tables represent the Company's fair value hierarchy for these assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities held:				
Equity securities	$ 330,000	$ -	$ -	$ -
Securities sold, not yet purchased:				
Equity securities	$ -	$ -	$ -	$ -

The Company entered into an advisory agreement with Intelligent Highway Solutions Inc, a public company on October 18, 2013. Under the advisory agreement the Company is to provide advisory services for a period of 180 days starting on October 18, 2013 to be extended for an additional 180 days for an aggregate of 12 months. The Company received 500,000 restricted public company shares as non-cash compensation for the first 180 days and per the advisory agreement under the extended terms will receive an additional 500,000 on April 15, 2014 for the extended term of an additional 180 day term for an aggregate of 12 months. Under ASC 505-50-30-18, accounting for equity award issued as payment for services the Company accounted for the fair value of the securities held using the quoted market price of Intelligent Highway Solutions Inc on the grant date and amortized the fair value over the service period. Additionally, the Company remeasured the fair value as of December 31, 2013 and recorded the change in fair value as an adjustment to the securities held.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital be equal to the greater of $5,000 or 6.67% of aggregate debit items arising from customer transactions. At December 31, 2013, the Company had negative net capital of $(168,149), which is below the minimum net capital requirements by $173,149.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE E - RESTATEMENT

In 2014, it was determined that the Company did not write-off the capitalized leasehold improvements which should have been written-off during fiscal year 2012 as the Company abandoned the lease in October 2012. Further, the Company received 400,000 public company restricted shares on October 1, 2012 as non-cash compensation for advisory services to be rendered over a 12 month period. The Company did not record the fair value of the restricted shares as a non-allowable asset or the deferred income for the fair value of the restricted shares. In addition, the Company did not remeasure the securities at December 31, 2013 and account for the change in fair value of the securities held in accordance with ASC 505-50-30-18. Additionally, the Company designated 200,000 of the restricted shares to certain employees and non-employees as compensation prior to December 31, 2012. The Company did not record the compensation expense relating to the designation of the shares issued as compensation.

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Notes to Financial Statements
December 31, 2013

NOTE E – RESTATEMENT, (CONTINUED)

The impact of the errors is as follows:

		December 31, 2012		Adjustments		Restated December 31, 2012
Assets						
Allowable	$	315,548	$	-	$	315,548
Non-allowable		85,659		(37,417)		48,242
Total assets	$	401,207	$	(37,417)	$	363,790
Liabilities						
Aggregate Indebtedness		128,536		-		128,536
Non-aggregate Indebtedness		-		(23,877)		23,877
Total liabilities		128,536		(23,877)		152,413
Capital Changes						
Beginning equity	$	334,650	$	-	$	334,650
Net income (loss)		(783,303)		61,294		(844,597)
Contributions		780,000		-		780,000
Distributions		(58,676)		-		(58,676)
Ending equity		272,671		61,294		211,377
Total liabilities and stockholders' equity	$	401,207	$	37,417	$	363,790
Revenues	$	367,953	$	(6,702)	$	374,655
Expenses		(1,151,256)		(67,996)		(1,219,252)
Income/(Loss)	$	(783,303)	$	(61,294)	$	(844,597)

NOTE F - PROFIT SHARING PLAN –

At present, the profit sharing plan is inactive due to non-participation.

NOTE G - PROPERTY AND EQUIPMENT, NET

As of December 31, 2013, property and equipment consisted of the following:

Computer equipment	$ 91,693
Furniture and fixtures	19,394
Property and equity	111,088
Less: accumulated depreciation and amortization	95,372
Property and equipment, net	$ 15,716

NOTE H - COMMITMENTS AND CONTINGENCIES

[1] Regulatory action:

During 2010 and 2011, as a result of a regulatory review by FINRA, the Company agreed to pay fines totaling $110,000. The remaining amount payable at December 31, 2013 is $15,130 and is included in accounts payable and accrued expenses on the statement of financial condition.

[2] Clearing agreement:

Included in the Company's clearing agreement with its clearing broker dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on any unsettled trades. At December 31, 2013, management of the Company had not been notified by the clearing broker dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

[3] Concentrations and off statement of financial condition risk:

The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2013, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represents obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

[4] Rental Agreement

During 2012, the Company entered into a monthly rental agreement for $2,500 per month. For the year ended December 31, 2013 the company paid and expensed $26,588 in rent.

[5] Advisory Agreement

On September 26, 2013, the Company entered into a 12 month advisory agreement with Naracamicie USA, LLC. In the event Naracamicie USA, LLC or any successor in interest to Naracamicie USA LLC within 30 months of the termination of the agreement completes a Financing or sale with any funding source, the Company will receive 2% of the gross process of the sale. In addition, the Company will receive non-cash compensation of 4% equity interest in Naracamicie USA, LLC. The Company has not received equity interest as of December 31, 2013 or through the date of this report.

NOTE I - SUBSEQUENT EVENTS

On January 28, 2014, the Company designated 500,000 restricted shares of Intelligent Highway Solutions Inc. issued to the Company on October 18, 2013 to certain employees and non-employees for services to be provided under the advisory service agreement with Intelligent Highway Solutions Inc. The Company recorded 2014 compensation expense for the fair value of the restricted securities issued to employees and non-employees under ASC 505-50-35. The Company will continue to amortize the deferred revenue that was recorded over the service period. The change in fair value of the securities will be recorded as a change in compensation expense for the securities designated to employees for services to be performed over a period of approximately 60 days. The securities are non-forfeitable; therefore, under 15c3-1 (c)(1) the deferred revenue is excluded from aggregate indebtedness.

On April 15, 2014, Intelligent Highway Solutions Inc, a publicly-traded company, issued the Company another 500,000 restricted shares as non-cash compensation for advisory services to be rendered for a period of 180 days. The Company fair valued the shares using the quoted market price of Intelligent Highway Solutions Inc. on the grant date and recorded a non-allowable asset because these securities are restricted from trading for one year from the issuance date. Further, the Company recorded deferred revenue for the restricted shares received for services and amortized the fair value over the service period. The Company will remeasure the fair value of the restricted shares at each reporting period and record the change in fair value to the securities held in accordance with ASC 505-50-30-18.

The Company's 2013 annual audit is currently past due to FINRA and SEC. In addition, the Company does not meet the minimum net capital requirement and there are material inadequacies that have been identified in the supplemental auditor report on internal controls. The Company cannot predict what fines or sanctions might be made against the Company by FINRA or the SEC related to this matter.